UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On December 20, 2023, Aptorum Group Limited (the “Company”) held its 2023 annual meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on two proposals. At the beginning of the Annual Meeting, there were 206,711,322 votes represented in person or by proxy, which represented approximately 90.93% of the voting power of the shares entitled to vote at the Annual Meeting; a quorum was presented for the transaction of business.

We are filing this Current Report on Form 6-K to disclose the voting results from the Annual Meeting. The following proposals were voted on:

1.	To re-elect all Class I directors to the Company’s board of directors (the “Board”) until the third annual meeting of shareholders or until his/her respective successor is elected and duly qualified; and.

Name	For	Against	Abstain/Withheld
Mr. Charles Bathurst	206,699,393	8,159	3,770
Dr. Mirko Scherer	206,699,831	7,974	3,517
Professor Justin Wu	206,683,588	24,019	3,715
Professor Douglas Arner	206,661,036	46,517	3,769

2.	To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2023, and to authorize the Board of Directors to fix their remuneration.

For	Against	Abstain
206,703,950	1,769	5,603

There were no broker non-votes for either proposal.

On December 21, 2023, the Company issued a press release announcing the results of the Annual Meeting. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: December 21, 2023	By:	/s/ Ian Huen
		Name:	Ian Huen
		Title:	CEO

3